PROPOSAL

RESOLVED, it is recommended that the Board of Directors of Pathfinder Bancorp, Inc. (the "Company") commence negotiations with Fulton Savings Bank ("Fulton") to sell the Company to Fulton and accept any offer from Fulton that provides that the public shareholders of the Company would receive an amount equal to or greater than $17.00 per share and that the shares owned by Pathfinder Bancorp, M.H.C. would be extinguished as part of the sale transaction.

SUPPORTING STATEMENT

On August 6, 2001, Fulton, which is located in Fulton, New York, sent a formal written proposal to the Board of Directors of the Company to acquire 100% of the stock of the Company held by the public stockholders. Fulton's proposal provided, in part, that the public shareholders of the Company would receive cash consideration valued at $17.00 per share for each of their shares of the Company's stock and that the shares of the Company owned by Pathfinder Bancorp, M.H.C. would be cancelled as part of the transaction.

On August 21, 2001, the Company advised Fulton that it rejected Fulton's proposal.

A majority of the outstanding stock of the Company is owned by Pathfinder Bancorp, M.H.C., a mutual holding company, and the remaining outstanding shares are owned by the public stockholders. Pathfinder Bancorp, M.H.C. is purportedly owned by the depositors of Pathfinder Bank. Although the depositors theoretically own Pathfinder Bancorp, M.H.C., the depositors have not paid any money for their purported interest, the depositors are not issued stock certificates or other documentation evidencing ownership, and the depositors do not receive any consideration for their purported interest if they withdraw as depositors of the Bank. Moreover, the members of the Board of Trustees of Pathfinder Bancorp, M.H.C. are also members of the Company's Board of Directors. As a result of Pathfinder Bancorp, M.H.C.'s majority ownership interest and the common membership of the Company's Board of Directors and Pathfinder Bancorp, M.H.C.'s Board of Trustees, the public shareholders of the Company have virtually no say in the direction of the Company.

Based on these factors, the proposing shareholder believes that the sale of the stock held by the public shareholders of the Company to Fulton at a price equal to or greater than $17.00 per share and the cancellation of the shares owned by Pathfinder Bancorp, M.H.C. would be in the best interest of the Company's public shareholders, the only shareholders that paid any money for their investment in the Company.

C:\My Documents\Pathfinder Fulton Propsal 11-26-02.doc